SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consents of Holthouse Carlin & Van Trigt LLP and Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan are filed as Exhibits 23.1 and 23.2, respectively, to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 27th day of June 2006, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT COMPANY PROFIT SHARING PLAN

By:	/s/ RICHARD A. BAYER
Richard A. Bayer, Trustee

By:	/s/ ARTHUR M. COPPOLA
Arthur M. Coppola, Trustee

By:	/s/ THOMAS E. O’HERN
Thomas E. O’Hern, Trustee

EXHIBIT INDEX

(a)            Exhibits

Number	Description
23.1	Consent of Independent Public Accounting Firm, Holthouse Carlin & Van Trigt LLP

23.2	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry, Accountancy Corporation

32	Section 906 Certification of Thomas E. O’Hern, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH
PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2005

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Macerich Property Management Company Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2005, and the changes in the net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry, Accountancy Corporation

Long Beach, California
May 12, 2006

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Macerich Property Management Company Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of The Macerich Property Management Company Profit Sharing Plan and Trust (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Holthouse Carlin & Van Trigt LLP

Santa Monica, California 90404
June 28, 2005

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 and 2004

	December 31,
	2005	2004
ASSETS

INVESTMENTS, at fair value
American Europacific Growth Fund — A	$5,095,984	$3,584,160
Cohen & Steers Realty Income Fund — A	509,450	484,767
Columbia Acorn Fund — A	2,008,591	—
Dreyfus Basic S&P 500 Index Fund	3,258,028	—
Franklin Mutual Qualified Fund — A	3,128,259	2,420,748
Macerich Company Common Stock Fund	2,014,600	1,608,170
MFS Fixed Fund — Institutional	5,130,792	3,949,833
MFS Government Securities Fund — A	3,146,737	3,342,388
MFS Investors Growth Stock Fund — A	3,813,801	3,036,826
MFS New Discovery — A	—	1,700,633
MFS Research Bond Fund — A	1,425,557	12,584
MFS Total Return Fund — A	3,235,680	2,581,624
Participant Loans	69,804	48,009
Templeton Foreign Fund — A	2,469,554	1,745,309
Templeton Growth Fund — A	59,130	55,925
UBS S & P 500 Index Fund — A	—	2,402,736
UBS US Allocation Fund — A	3,487,203	3,006,142
Washington Mutual Investors Fund — A	4,214,030	3,138,348
	43,067,200	33,118,202

RECEIVABLES
Employer Contribution	3,794	—
Participant Contribution	7,187

Total Assets	$43,078,181	$33,118,202
LIABILITIES

BENEFITS PAYABLE	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$43,078,181	$33,118,202

The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

For the Year Ended December 31, 2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$1,982,665
Contributions:
Participants	4,090,838
Rollover	2,955,025
Investment income:
Dividend and interest income	1,722,816
Net appreciation of fair value of investments	956,350
Total Additions	11,707,694

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,817,459
Total Deductions	1,817,459

Loans Transferred from other Plans	69,744

NET INCREASE IN PLAN NET ASSETS	9,959,979

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	33,118,202

END OF YEAR	$43,078,181

The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company LLC and participating affiliates (the “Company”, the “Employer” and the “Plan Administrator”). The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2004, the Plan transferred all balances in the Dreyfus Premier Large Company Fund to the UBS S&P 500 Index Fund.

On January 1, 2004, employees who were previously participants in The Westcor Partners 401k Plan were granted eligibility into the Plan. On August 1, 2004, The Westcor Partners 401K Plan was merged into the Plan and all assets, totaling $5,794,544, were transferred into the Plan.

As of August 1, 2004, the Westcor 401K Plan had 24 participant loans outstanding with a balance totaling $140,428 with interest rates ranging from 5.75% to 10.50%.

On January 1, 2005, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code. In accordance with adopting these provisions, the Company began matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

On June 20, 2005, employees who were previously participants in Wilmorite Management Group, LLC 401k Plan were granted eligibility into the Plan. Participant balances, totaling $2,787,646, were transferred into the Plan. The plan had 12 participant loans outstanding with a balance totaling $69,744 with interest rates ranging from 5% to 10.5%.

The Plan does not allow for participant loans, but was amended to allow these loans to be assumed by the Plan and paid off on their original terms for the Wilmorite Management Group, LLC 401k and the Westcor Partners 401k Plan.

In 2005, the Plan transferred all balances in the UBS S&P 500 Index Fund and the MFS New Discovery Fund into the Dreyfus Basic S&P 500 Index Fund and Columbia Acorn Fund, respectively.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O’Hern, officers of the Company. Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records. The committee approved MFS Heritage Trust Company (the “Custodian”) to receive plan contributions from the Company and invest and safeguard the Plan’s assets held for investment purposes as directed by the committee.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available. An eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, which follows satisfaction of the eligibility requirements.

The Plan permits employees of newly acquired entities credit for years of service earned prior to Macerich’s ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 15% of their salary, as defined in the Plan. The Company may make discretionary contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments. In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants’ compensation for any Plan year.

Vesting Provisions

The Plan was amended on December 1, 2000 to change the vesting provisions. Company contributions to the Plan became 100% vested as of January 1, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted and defined under the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund. For the year ended December 31, 2005, there were no administrative expenses paid from the Plan trust fund. The investment options have certain management fees, which reduce the overall return on assets. The net appreciation on investments is reflected net of the management fees of approximately $900.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value. The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2005, are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3:  INVESTMENTS

As of December 31, 2005, participants may choose to direct the investments of their accounts from the following:

American EuroPacific Growth Fund - A

American EuroPacific Growth Fund seeks long-term capital growth. The fund invests primarily in equity securities of issuers domiciled in Europe or the Pacific Rim. It may also invest in convertible securities and straight debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade.

Cohen & Steers Realty Income Fund - A

The investment objective of the fund is high current income through investment in real estate securities. Capital appreciation is a secondary investment objective. Normally, the fund invests at least 80% of its total assets in common stocks, and other equity securities issued by real estate companies, such as “real estate investment trusts.”

Columbia Acorn Fund - A

Small-growth funds focus on faster-growing companies whose shares are at the lower end of the market-capitalization range. These funds tend to favor companies in up-and-coming industries or young firms in their early growth stages. As a result, the category tends to move in sync with the market for initial public offerings. Many of these funds invest in the technology, health-care, and services sectors. Because these businesses are fast-growing and often richly valued, their stocks tend to be volatile.

Dreyfus Basic S&P 500 Index Fund

Large-blend funds have portfolios that are fairly representative of the overall stock market in size, growth, rates, and price. They tend to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds’ returns are often similar to those of the S&P 500 Index.

Franklin Mutual Qualified Fund - A

Franklin Mutual Qualified Fund seeks capital appreciation; income is secondary. The fund invests primarily in common and preferred stocks, and debt of any credit quality. The advisor seeks securities that it believes are selling at prices below their intrinsic value. The fund may also invest in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

Macerich Company Common Stock Fund

This fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest. The Fund allows Plan members the ability to participate in the ownership of their employer’s common stock. Participants are directed not to allocate more than 25% of deferrals to the purchase of this investment.

MFS Fixed Fund - Institutional

MFS Fixed Fund is a stable value open-end collective investment trust. The investment objective of the fund is to earn a current income stream that is relatively consistent over time. The fund strives to maintain a stable $1 unit value (although this is not guaranteed) and has the potential for higher income than a money market fund.

MFS Government Securities Fund - A

MFS Government Securities Fund seeks current income and preservation of principal. The fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities. It may invest a significant portion of assets in Government National Mortgage Association certificates.

MFS Investors Growth Stock Fund - A

Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth. It may invest up to 35% of assets in foreign securities. It may also invest in securities issued in emerging markets.

MFS Research Bond Fund - A

This fund invests at least 80% of assets in fixed income securities such as investment-grade corporate fixed income securities, U.S. government securities, U.S. high-yield fixed income securities (commonly known as junk bonds), foreign fixed income securities, and mortgage-backed and asset backed securities.

MFS Total Return Fund - A

MFS Total Return Fund generally maintains 40% to 75% of assets in equity securities. It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB. The fund may invest up to 20% in foreign securities, including Brady Bonds.

Templeton Foreign Fund - A

Templeton Foreign Fund seeks long-term capital growth. The fund invests primarily in stocks and debt securities of companies and governments outside of the United States. It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped. The fund generally invests up to 25% of assets in foreign debt securities.

Templeton Growth Fund - A

Templeton Growth Fund seeks capital appreciation; current income is a secondary consideration. The fund will normally invest in equity securities of companies that are leaders in their industries. It may invest up to 40% of assets in smaller companies, as well as in new and emerging industries where growth is expected to be above average.

UBS US Allocation Fund - A

UBS US Allocation Fund uses an asset allocation model to set the levels of stocks, notes and cash. The model weighs expected earnings growth, stock prices and short-term interest rates in setting its asset allocation.

Washington Mutual Investors Fund - A

Washington Mutual Investors Fund seeks income and the opportunity for growth of principal. The fund invests in common stocks or equivalent securities.

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004.

	December 31,
	2005	2004
American EuroPacific Growth Fund	$5,095,984	$3,584,160
Dreyfus Basic S&P 500 Index Fund	$3,258,028	—
Franklin Mutual Qualified Fund	$3,128,259	$2,420,748
MFS Fixed Fund — Institutional	$5,130,792	$3,949,833
MFS Government Securities Fund	$3,146,737	$3,342,388
MFS Investors Growth Stock Fund	$3,813,801	$3,036,826
MFS New Discovery Fund	—	$1,700,633
MFS Total Return Fund	$3,235,680	$2,581,624
Templeton Foreign Fund	$2,469,554	$1,745,309
UBS S&P 500 Index Fund	—	$2,402,736
UBS US Allocation Fund	$3,487,203	$3 006,142
Washington Mutual Investors Fund	$4,214,030	$3,138,348

For the year ended December 31, 2005 net appreciation on registered investment companies was $832,074 and net appreciation on the Macerich Company Common Stock Fund was $124,276.

NOTE 4:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 5:  SUBSEQUENT EVENTS

On May 11, 2006, the Plan was amended to change the participant deferral from 15% to 50% of their salary. Additionally, the name of the Plan has been amended to “The Macerich Property Management Company 401(k) Profit Sharing Plan.”

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
EIN 95-4853294 PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2005

Identity of Issuer	Description of Investment	Market Value
Capital	American EuroPacific Growth Fund	$5,095,984
Cohen & Steers	Cohen & Steers Realty Income Fund	509,450
Columbia	Columbia Acorn Fund	2,008,591
Dreyfus Corp	Dreyfus Basic S&P 500 Index Fund	3,258,028
Franklin	Franklin Mutual Qualified Fund	3,128,259
Macerich *	Macerich Company Common Stock Fund	2,014,600
MFS*	MFS Fixed Fund — Institutional	5,130,792
MFS*	MFS Government Securities Fund	3,146,737
MFS*	MFS Investors Growth Stock Fund	3,813,801
MFS*	MFS Research Bond Fund	1,425,557
MFS*	MFS Total Return Fund	3,235,680
*	Participant Loans 5.01% to 10.56%	69,804
Templeton	Templeton Foreign Fund	2,469,554
Templeton	Templeton Growth Fund	59,130
UBS	UBS US Allocation Fund	3,487,203
Capital	Washington Mutual Investors Fund	4,214,030
	Total	$43,067,200

*Indicates a party-in-interest